Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pineal Labs Inc.
17311 Castellammare Dr.
Los Angeles, CA 90272
https://sona.care

Up to $1,235,000.00 in Series B Common Stock at $20.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pineal Labs Inc.
Address: 17311 Castellammare Dr., Los Angeles, CA 90272
State of Incorporation: DE
Date Incorporated: April 23, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 500 shares of Series B Common Stock
Offering Maximum: $1,235,000.00 | 61,750 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $20.00
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

Level 1 Investor: $300+

- Receive an investor shout-out on social media

Level 2 Investor: $1000+

- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)

Level 3 Investor: $5000+

- Receive an investor shout-out on social media

- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1 on 1 Zoom call with sona founder to discuss strategy

Level 4 Investor: $10,000+

- Get 10% bonus shares
- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1 on 1 Zoom call with sona founder to discuss strategy

Level 5 Investor: $25,000+

- Get 15% bonus shares
- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1 on 1 Zoom call with sona founder to discuss strategy
- Quarterly Investor Updates

Level 6 Investor: $50,000+

- Get 20% bonus shares
- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1-on-1 Zoom call with sona founder to discuss strategy
- Quarterly Investor Updates

Loyalty Bonus:

Individuals previously on our email lists will receive an additional 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Pineal Labs Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $20.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Loyalty Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

sona's mission is to be the first FDA-approved music therapy app, using research-based original compositions to treat anxiety symptoms. sona's restorative music has been scientifically shown to relieve anxiety in minutes by increasing alpha brain waves and lowering stress hormones. The music is created by curated artists and Grammy-winning producers using a music composition process backed by leading neuroscientists at UC Berkeley.

Our business model consists of three main revenue sources: app subscriptions, music licensing, and royalties generated through digital service providers like Spotify and Apple Music. We currently offer a monthly and annual subscription for the paid version of sona, in addition to a free alternative with limited features.

sona labs is the dba of Pineal Labs Inc. and there are no additional subsidiaries involved with generating alternative revenue sources.

Competitors and Industry

284+ million people around the world have anxiety disorders according to the World Health Organization. And 83% of US employees suffer from work-related stress. (Everest College)

The digital therapeutics market was valued at **$4.2B** in 2021, and is estimated to grow at a CAGR of 26.1% from 2022 to 2030.

The Meditation apps market is expected to reach $4.2B by 2027, up from $270.39M in 2019 (41% CAGR).

Based on market research and Facebook Ads data, we believe there is an expanding addressable market for our product indicating **970M+** projected subscribers. This includes Facebook users with interests in sleep, focus, yoga, massage, mental health, biohacking and parenting.

Our competitors include macro wellness apps like Calm and Headspace and sound-based apps like Endel & Brain.fm.

Calm and Headspace offer global health and wellness designed to help its users meditate and relax.. Calm was valued at $2 billion in its latest funding round in 2020. Headspace announced a merger with Ginger and claims a combined $3 billion valuation as of 2021.

Our users have told us that Calm & Headspace give them anxiety because they have too many offerings. These macro-wellness apps are too broad to be eligible for FDA approval.

Endel & Brain.fm are audio services that creates personalized soundscapes to reduce stress, improve sleep, and boost productivity.

Endel's and Brain.fm's music quality is subpar. Our music is produced by carefully selected composers and Grammy-winning producers. The music is made using our proprietary composition process designed for consistency and effectiveness.

Our competitive advantages include:

FDA Pioneer

We believe we are at the forefront of being the first FDA-approved music therapy treatment for anxiety and hope to receive clearance within 18 months of funding. FDA approval enables the app to be prescribed by doctors and psychologists (and covered by insurance).

Proprietary Grammy Quality Sound

Our music is made in-house by curated composers & Grammy-winning producers using a music composition process developed by the founder.

Endorsed by neuroscientists at UC Berkeley

Sona's music has been tested by leading neuroscientists at UC Berkeley. Unlike our competitors, we hold a strong foundation as a music research company.

Proprietary AI Algorithm

The app uses a proprietary song recommendation engine to select and play music based on listener symptoms, time of day and listening habits.

Natural treatment

We believe there is low risk with little potential of unwanted side effects.

Source: Polaris Market Research, Facebooks Ads

https://medcitynews.com/2021/08/mental-health-unicorns-headspace-ginger-merge-into-3b-company/

https://techcrunch.com/2020/12/08/calm-raises-75m-more-at-2b-valuation/

Current Stage and Roadmap

Company Milestones

Received CES Innovation Award Honoree in Health & Wellness 2022

Clinical trial plans approved by the FDA

Recruited world-class neuroscientists to execute the clinical study

Completed two research studies with UC Berkeley and Nielsen showing our music's ability to relieve anxiety

Featured by the BBC, CheddarTV, Daily Mail, and more

Graduated from two startup accelerators (Newchip + Founder Friendly Labs)

Q2 2024 KPI Roadmap:

Achieve FDA-approval

150K paid subscriptions

$3M ARR

The Team

Officers and Directors

Name: Neal Sarin

Neal Sarin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, & Director
  Dates of Service: April 23, 2019 - Present
  Responsibilities: Oversees all managerial functions of the company. Current salary is $9,000/month and no equity comp.

Other business experience in the past three years:

- **Employer:** PINEAL Ventures
  Title: Founder
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Pineal Ventures invests in early stage companies in the entertainment, tech and health sectors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for digital therapeutics. Our revenues are therefore dependent upon the market for digital therapeutics.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our sona rx. Delays or cost overruns in the development of our sona rx and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You

are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Pineal Labs Inc. was formed on April 24th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pineal Labs Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that sona is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pineal Labs Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pineal Labs Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Pineal Ventures (Neal Sarin 100%)</td><td>940,000</td><td>Unknown</td><td rowspan="2">81.5%</td></tr>
<tr><td>Pineal Ventures (Neal Sarin 100%)</td><td>931,429</td><td>Series A Common Stock</td></tr>
</table>

The Company's Securities

The Company has authorized SAFE, Series A Common Stock, and Series B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 61,750 of Series B Common Stock.

SAFE

The security will convert into Series a common and the terms of the SAFE are outlined below:

Amount outstanding: $962,500.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Subsequent Financing Round

Material Rights

There are no material rights associated with SAFE.

Series A Common Stock

The amount of security authorized is 5,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Members and Voting Rights. The Members have the right and power to vote on all matters with respect to which the Certificate of Formation, this Agreement, or the Delaware Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Delaware Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

Material Rights

This total does not include 142,857 shares reserved as part of an option pool and 68,567 shares associated without outstanding SAFEs.

Series B Common Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Common Stock.

Material Rights

There are no material rights associated with Series B Common Stock.

What it means to be a minority holder

As a minority holder of Series B Common stock, non-voting shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $962,500.00
  Use of proceeds: Product development, marketing, music therapy research
  Date: July 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $248,557.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Startup costs
  Date: May 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $3,650. Revenue for fiscal year 2021 was $11,199. From 2020 to 2021, the company had a 300% increase in annual revenue. In both years, the company did not prioritize growth or revenue because the product was still being developed. The app launched in April 2021 and the company used its resources to make product improvements and finding product market fit.

Cost of sales

Cost of sales in 2020 was $86,145. Cost of sales in 2021 was $121,144. From 2020 to 2021, cost of sales increase just over 40%. This was a result of raising capital used for team expansion, marketing and promotions.

Gross margins

Gross profit in 2020 was -$146,739. Gross profit in 2021 was -$390,150. From 2020 to 2021, the company had a 300% increase in annual revenue. In both years, the company did not prioritize growth or revenue because the product was still being developed. The app launched in April 2021 and the company used its resources to make product improvements and finding product market fit.

Expenses

In 2020, expenses were $63,494 . The company's expenses consist of validating the effectiveness of the music IP by conducting scientific research to use for FDA approval. The company also started building the app product sona.

In 2021, expenses were $281,248. The company's expenses increased due to growing the team, app development and promotions, as well as growing the music content library.

Historical results and cash flows:

Sona Labs expects to be more profitable in the future due to a shift towards enterprise sales targeting mental health clinics, hospitals and employee benefit programs. Cash flow will improve as we grow our sales efforts, allowing us to reach a broader audience and increase word-of-mouth marketing.

From 2022 onwards, we are focusing on app growth, licensing and increasing revenue - in addition to pursuing FDA approval.

Our plan is to raise $500K+ on StartEngine, which we believe will give us enough runway to close our seed round of $3M and take us through the FDA approval process.

By 2024, our goal is to have our KPIs as 150K Paid Subscriptions, $3M ARR and FDA approval. After FDA approval, we currently plan on raising a Series A.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have $75,000+ cash on hand as of September 1. We also have a $10,000 line of credit through Chase Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our operations as we require additional funds to maintain viability at our current burn rate. We have other options for to see further funding from Friends & Family via SAFEs. Without additional funding, we would need to significantly slow operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, these funds are necessary to the viability of the company. If we raise the maximum, it will make up over 90% of our avaialble funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current burn rate is around $50k/month. If we raise the minimum, we will have enough funds to operate for 3 months. Expenses include payroll (marketing & product), app development and legal fees for patent protection.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we can operate for 15 months. This is with our current plan to not significantly increase our monthly spending.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

After raising on StartEngine, we plan to continue to discussions with current and/or new investors we've built relationships with to raise a seed round of $3M.

Indebtedness

- **Creditor:** SAFE- Multiple Investors
  Amount Owed: $962,500.00
  Interest Rate: 0.0%
  No maturity date. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

Related Party Transactions

- **Name of Entity:** Rummi Sarin
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Investor
  Material Terms: Please see SAFE

- **Name of Entity:** Sanjiv Sharma
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Pre-seed investment
  Material Terms: $10,000 SAFE, $15,000,000 post-money valuation

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors:

1. Projected market over 1 billion people

284+ million people around the world have anxiety disorders according to the World Health Organization. And 83% of US employees suffer from work-related stress. (Everest College)

The digital therapeutics market was valued at $4.2B in 2021, and is estimated to grow at a CAGR of 26.1% from 2022 to 2030.

The Meditation apps market is expected to reach $4.2B by 2027, up from $270.39M in 2019 (41% CAGR).

Based on market research and Facebook Ads data, we believe there is an expanding addressable market for our product indicating over 950M potential subscribers. This includes Facebook users with interests in sleep, focus, yoga, massage, mental health, biohacking and parenting.

Source: Polaris Market Research, Facebooks Ads

2. Proprietary Music Composition Process (Secret Sauce)

We've innovated a proprietary music composition process that's been scientifically tested to significantly increase alpha brainwave activity in minutes. Our composers produce original content with this step-by-step process to ensure effectiveness and consistency against the competition.

3. Proprietary AI-integration

Our proprietary song recommendation engine enables us to integrate and build complementary products and services leveraging AI.

4. Multi-tiered Business Model

Unlike most streaming services, we own 100% of the music IP - which enables us to earn licensing and music royalty income in addition to app subscriptions and ads.

We estimate the value of our current IP at $15M USD.

5. Creating a moat with prescription-focused digital therapeutics

Our plan to build a secure moat is driven by the four key goals:

1. Achieve FDA-approval (within 1.5 years)

2. Pioneer the medicinal music category for anxiety by being one of the first to market in the US.

3. Drive user growth and virality by leveraging our healthcare network.

4. Drive user growth and virality by securing mainstream artist brand ambassadors to be the face of Sona.

Based on the estimated value of our IP, market size, and potential for growth, we conservatively estimate our valuation at $20M.

<u>Disclaimers</u>

In conclusion, based on the above factors we set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) The company currently has 2 classes of stock; (ii) The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $962,500 in SAFE notes outstanding. Please refer to the Company

Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Product Development*
  94.5%
  We will employ a majority of our raise amount towards app development.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  App promotion

- *Operations*
  6.5%
  Legal & Ops

- *Research & Development*
  15.0%
  FDA approval

- *Product Development*
  40.0%
  App development

- *Content*
  8.0%
  Music creation

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sona.care (https://sona.care/faq).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sona

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pineal Labs Inc.

[See attached]

PINEAL LABS Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020, & 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PINEAL LABS Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 19, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	191,996	9,753
Accounts Receivable	560	-
Other	-	-
Total Current Assets	192,557	9,753
TOTAL ASSETS	192,557	9,753
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	96	-
Accrued Liabilities	-	700
Total Current Liabilities	96	700
Long-term Liabilities		
SAFEs (Simple Agreements for Future Equity)	265,000	-
SAFEs - Related Party	260,000	-
Loans Payable - Related Party	-	76,000
Total Long-Term Liabilities	525,000	76,000
TOTAL LIABILITIES	525,096	76,700
EQUITY		
Common Stock	10	-
Additional Paid in Capital	1,079,782	79,792
Stock Subscription Receivable	(875,443)	-
Accumulated Deficit	(536,889)	(146,739)
Total Equity	(332,540)	(66,947)
TOTAL LIABILITIES AND EQUITY	192,557	9,753

Statement of Operations

	Year Ended December 31,	
	2021	2020
Subscription Revenue	1,945	877
Royalties Revenue	9,254	2,773
Cost of Revenue	121,144	86,145
Gross Profit	(109,945)	(82,495)
Operating Expenses		
Advertising and Marketing	63,196	9,500
General and Administrative	218,052	23,994
Research and Development	-	30,000
Total Operating Expenses	281,248	63,494
Operating Income (loss)	(391,193)	(145,989)
Other Income		
Other	1,200	
Total Other Income	1,200	-
Other Expense		
Other	158	750
Total Other Expense	158	750
Provision for Income Tax	-	-
Net Income (loss)	(390,150)	(146,739)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(390,150)	(146,739)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	96	-
Accrued Liabilities	(700)	700
Accounts Receivable	(560)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(876,607)	700
Net Cash provided by (used in) Operating Activities	(1,266,757)	(146,039)
INVESTING ACTIVITIES		
Other	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Proceeds from Sale of Common Stock	124,557	-
Member Contribution	-	79,792
Loans Payable - Related Party	(76,000)	76,000
SAFEs (Simple Agreements for Future Equity)	525,000	-
Net Cash provided by (used in) Financing Activities	573,557	155,792
Cash at the beginning of period	9,753	-
Net Cash increase (decrease) for period	182,243	9,753
Cash at end of period	191,996	9,753

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	Additional Paid in Capital	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20		-	-	-	-	-
Member Contributions	-	-	79,792	-	-	79,792
Net Income (Loss)	-	-	-	-	(146,739)	(146,739)
Ending Balance 12/31/2020	-	-	79,792	-	(146,739)	(66,947)
Member Contributions	-	-	-	-	-	-
Common Stock Sales	1,000,000	10	999,990	(875,443)	-	124,557
Net Income (Loss)	-	-	-	-	(390,150)	(390,150)
Prior Period Adjustment	-	-	-	-	-	-
Ending Balance 12/31/2021	1,000,000	10	1,079,782	(875,443)	(536,889)	(332,540)

PINEAL LABS Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pineal Labs, Inc ("the Company") was formed in Delaware on April 23rd, 2019. The company (dba Sona Labs) is a digital therapeutics company that uses the power of restorative music to improve mental health. sona labs produces original music that is based on scientific research and delivered through mobile devices, virtual reality, augmented reality, and live experiences. It was founded in 2019 and is headquartered in Los Angeles, California. The Company earns revenue through a proprietary mobile application called Sona by offering a paid subscription service, in addition to licensing the music to third-party software, hardware, and media.

The Company will conduct crowdfunding via a StartEngine campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue through a proprietary mobile application called Sona by offering a paid subscription service, in addition to licensing the music to third-party software, hardware, and media. Revenue is recognized over the life of the subscription.

The company also owns music IP and partners with a distributor to place music on streaming services such as Apple Music, Spotify. The Company receives a variable royalty based on number of streams. Revenue is recognized as payment is received from distributors.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

The Company has set aside 136,364 Shares of Common Stock for distribution through its Equity-based Compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $260,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $265,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,250,000 of common shares with a par value of $1.00 per share. 1,000,000 shares were issued and 250,000 outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

As of 2022, the Company has made amendments to its Articles of Incorporation to expand its Equity from 1,250,000 common shares to 5,000,000 Series A Common Stock with a par value of .00001 per share and 100,000 Series B Common Stock with a par value of .00001 per share. The rights and privileges of the new series are outlined below:

Voting: Series A common stockholders are entitled to one vote per share. Series B common stockholders are not entitled to any vote whatsoever.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of

Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2022, the date these financial statements were available to be issued.

The company updated its Articles of Incorporation on September 8th to accommodate a Crowdfunding campaign.

In 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $187,500. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

In 2022, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a related party totaling $200,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations for the years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

sona

sona labs

music as medicine: science-backed music for anxiety relief


CES
INNOVATION AWARDS
2022
HONOREE
music as medicine.
sona
good afternoon, nicole
play music

Website | Los Angeles, CA | MUSIC

$0.00 raised

0 Investors	$20M Valuation
$20.00 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.24M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Sona Labs is a digital therapeutics company that's using the power of restorative music to improve mental health. Sona Labs produces original music that is based on scientific research and delivered through mobile devices, virtual reality, augmented reality, and live experiences. We are currently finalizing a clinical study to get one step closer to ideally achieving FDA approval.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our proprietary original content is made-in-house by Grammy-winning producers using a proprietary composition process that has been scientifically shown to increase alpha waves in the brain, providing in-the-moment relief for listeners.
- Our clinical trial plans have been approved by the FDA. According to our research, we're positioned to become the first FDA-approved sound therapy solution for anxiety.
- The digital therapeutics market is experiencing massive growth, predicted to increase at a CAGR of 28%, from $3.2 billion in 2021 to $14.5 billion by 2028 (Source).

OVERVIEW

A Science-Backed Restorative Music for Mental Health


sona's original music is backed by neuroscientists at UC Berkeley.
Dr. Robert T.Knight
Professor of Neuroscience, UC Berkeley
Avgusta Shestyuk, PhD
Global Head of Science and Research, Neuroscience at NielsenIQ
Lance J. Kriegsfeld, PhD
Professor of Neuroscience, UC Berkeley

At Sona Labs, we are turning scientific research into easily accessible, music-based solutions for enhancing mental health. Our goal is to invest in music therapy research and invent new audio treatments for mental health disorders.

Sona Labs was founded by music executive and record producer Neal Sarin, who worked with Grammy-winning producers Warren Riker & Rick St. Hilaire to create restorative music. We were named a CES Innovation Award Honoree in Health & Wellness in 2022, and featured by the BBC, RollingStone, CheddarTV, Daily Mail, and more. Our advisory board includes two leading neuroscientists at UC Berkeley, the Head of Research at Nielsen, and the President of the American Sleep Research Society.

THE PROBLEM & OUR SOLUTION

Combining Neuroscience and Music for Anxiety Relief


how it works
the music is designed using a composition process that increases alpha brain waves, putting your brain into a relaxed state. listen with a speaker, headphones or mobile device.
exhale

Over 284 million people worldwide have diagnosable anxiety disorders, with young adults being diagnosed at increasingly high rates. However, the go-to treatments of prescription medication and psychotherapy may not provide adjunctive care that is natural, intuitive, accessible, and affordable (Source).

The sona app offers research-based restorative music scientifically shown to help relieve anxiety symptoms by increasing alpha brain waves and lowering stress hormones. Our app onboarding features an anxiety screening tool to help personalize your experience. The AI recommendation engine incorporates your information to deliver curated music based on your symptoms, listening habits, and the time of day.

The app's paid features include:

- Breathing Guides
- Timers & Reminders
- Ability to save your favorite tracks
- Listening statistics
- Unlimited music & more

THE MARKET & OUR TRACTION

A Fast-Growing Market, Successful Trials, and Customer Validation


sona has become a powerful tool in my mental health toolkit.
- jamie sabot
sona is my superpower. it's my secret tool for calming my stress and anxiety and a non-negotiable part of my daily routine.
- claire grieve
this app has been great during stressful times.
- chirag sabnani

**The above testimonials may not be representative of the opinions of other experts or the experiences of other customers and are not a guarantee of future performance or success.*

The digital therapeutics market is valued at $3.2 billion as of 2021 and is estimated to reach $14.5 billion by 2028, growing at a CAGR of 28%. The meditation apps segment alone is growing even faster, valued at $800 million in 2022 and expected to reach $4.2 billion by 2027 at a CAGR of 41% (Source).

We have already completed two research studies with UC Berkeley and NielsenIQ demonstrating our music's ability to relieve stress, and we have started a clinical trial to earn FDA approval.

WHY INVEST

Alleviating Anxiety Symptoms for Users Around the World


sona's AI recommendation engine curates music based on the listener's anxiety level and listening habits.
over the past two weeks, have you felt nervous, anxious or on edge?
not at all
several days
more than half the days
nearly every day
thank you.

Our mission is to validate music as a form of medicine. We have partnered with mental health companies and wellness influencers, and intend to partner with global healthcare institutions and hospitals to distribute the app and help those in need.

We have worked with Grammy-winning musical artists and leading neuroscientists, with a clinical trial in motion to earn FDA approval, and a multi-billion dollar market experiencing massive growth (Source).

Let's develop the future of music-based digital therapeutics together.

In the Press

SHOW MORE

Meet Our Team



Neal Sarin

Founder, Head of Product

Neal is a music executive and record producer. Previously, he was A&R Director at JioSaavn - a music streaming service with over 100 million monthly active users. He holds a BA from University of Miami School of Business.



Dennis Hauser

Co-founder, Head of Finance

Dennis is the Chief of Staff at Celonis. Previously, he was on the Investment Team at CREANDUM. He holds an MBA from University of California's Haas School of Business.



Shashank Pandya

Head of Engineering

Shashank is a polyglot engineer with 15+ years experience. Previously, he was Co-founder and Chief Technology Officer of Tully. He has scaled engineering teams from 1 to 40 engineers.



Marni Wandner Ashby

Head of Marketing

Marni Wandner Ashby is a creative strategist, entrepreneur and certified holistic health coach. Previously, she was VP of Marketing at The Syndicate and the founder of Sneak Attack Media.



Dr. Robert T. Knight

Science Advisor

Dr. Robert T. Knight is a Professor of Neuroscience at University of California, Berkeley. His work is focused on attention and memory, neuropsychology, physiology, and cognitive neuroscience.



Avgusta Shestyuk, PhD

Science Advisor

Avgusta is the Global Head of Science and Research at NielsenIQ. She is an experienced neuroscientist with a demonstrated history of working in the research industry with strong professional skills in human neuroscience, direct brain recordings, experimental design, cognitive science and data analysis.



Lance Kriegsfeld, PhD

Science Advisor

Lance Kriegsfeld is a professor in the Psychology department at University of California, Berkeley. He specializes in behavioral neuroendocrinology, circadian biology, reproductive behavior and physiology, and behavioral neuroscience.



Warren Riker

Head of Sound Design

Warren is a 3X Grammy-winning engineer (Santana, Lauryn Hill, The Fugees) and has a producer, engineer or mixer credit on over 40 million records sold.



Rick St. Hilaire

Mastering Engineer

Rick St. Hilaire is a 2X Grammy-winning engineer (Alicia Keys, Damian Marley) with over 30 platinum records.



Andrew Chen

Data Analyst

Andrew is a junior at UCLA majoring in Statistics. He enjoys leveraging data to understand and bring new business ideas to life.



Katie Lee

Marketing & Business Development

Katie is a junior at UCLA interested in International Studies with a minor in Music Industry. She is also a cellist in the UCLA Symphony.



Luca Repola

Creative Advisor

Luca is the Co-founder of Eternal. Previously, he founded his own creative media studio working with world-class brands like HBO, Dior, DKNY, Paper Magazine, Away, and more.



Mazen Alawar

Marketing Advisor

Mazen Alawar is the Head of Marketing at Cosm. Previously, he was Managing Director of Marketing at the Recording Academy, the company behind the GRAMMY Awards.

Offering Summary

Company	:	Pineal Labs Inc.
Corporate Address	:	17311 Castellammare Dr., Los Angeles, CA 90272
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,235,000.00
Minimum Investment Amount (per investor)	:	$300.00

Terms

Offering Type	:	Equity
Security Name	:	Series B Common Stock
Minimum Number of Shares Offered	:	500
Maximum Number of Shares Offered	:	92,625
Price per Share	:	$20.00
Pre-Money Valuation	:	$20,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

Level 1 Investor: $300+

- Receive an investor shout-out on social media

Level 2 Investor: $1000+

- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)

Level 3 Investor: $5000+

- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1 on 1 Zoom call with sona founder to discuss strategy

Level 4 Investor: $10,000+

- Get 10% bonus shares
- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1 on 1 Zoom call with sona founder to discuss strategy

Level 5 Investor: $25,000+

- Get 15% bonus shares
- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1 on 1 Zoom call with sona founder to discuss strategy
- Quarterly Investor Updates

Level 6 Investor: $50,000+

- Get 20% bonus shares
- Receive an investor shout-out on social media
- Get shareable personalized 30-day trial code (ie: AMANDA30)
- 1-on-1 Zoom call with sona founder to discuss strategy
- Quarterly Investor Updates

Loyalty Bonus:

Individuals previously on our email lists will receive an additional 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

Pineal Labs Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $20.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Loyalty Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Highlight the problem (Neal) - 15 seconds

Script (Neal): Did you know that over 284 million people around the world have anxiety disorders? And 83% of US employees suffer from work-related stress?

Founder Intro (Neal) - 60 seconds

Script (Neal): I'm Neal, the founder of sona labs - we're a digital therapeutics company using science-backed music made by Grammy-winning producers to improve mental health.

I started meditating back in 2010 and it really helped reduce my stress levels, but it also took time, practice, and money to see results. I became inspired by the idea that music could generate benefits similar to meditation.

In collaboration with world-class neuroscientists, we developed and tested a series of composing techniques to help people relax efficiently and affordably.

We've conducted research with leading institutions like UC Berkeley and Nielsen Neuroscience and our app is on track to be the first FDA-approved sound therapy solution for anxiety.

Neuroscientist Endorsement (23 seconds)

Script (Lance): Hi, I'm Lance Kriegsfeld from that earlier slide. Sona music relieves anxiety by producing brain waves called alpha waves that are indicative of a calm or relaxing state. My lab explores non-invasive strategies to improve mental and physical health, and we're really excited about using music as a strategy, and look forward to continuing to work with sona.

Script (Marni, VO): sona is a digital therapeutic app that uses the power of restorative music to relieve anxiety. sona's research-backed music is made by Grammy-winning producers.

sona's music has been scientifically shown to increase alpha waves, putting the brain into a calm and relaxed state.

Nothing to learn or practice and there's no equipment needed, not even headphones.

Simply press the "play music" button and let sona do the rest.

Fill out the app's two-question symptom survey and sona's ai recommendation engine will suggest music and optimal listening time.

Script (Neal): Join us on our mission to get FDA approval so we can make anxiety relief accessible and affordable - for everyone.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PINEAL LABS INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

PINEAL LABS INC. (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of the Corporation is PINEAL LABS Inc., and that the Corporation was originally incorporated pursuant to the General Corporation Law on August 19, 2021 under the name PINEAL LABS Inc.

2. That this First Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law, and restates, integrates and amends the provisions of the Corporation's Certificate of Incorporation.

3. That the text of the Certificate of Incorporation is amended and restated in its entirety to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, PINEAL LABS Inc. has caused this First Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, thereunto duly authorized, this 8th day of September, 2022.

PINEAL LABS INC.
a Delaware corporation

By: ______________________________
Name: Neal Sarin
Title: Chief Executive Officer

ARTICLE II

EXHIBIT A

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PINEAL LABS INC.

FIRST: The name of this Corporation is PINEAL LABS Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is United States Corporation Agents, Inc., 221 North Broad Street, Suite 3A in the City of Middletown, County of New Castle, Zip Code 19709. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,100,000 shares, of which (i) 5,000,000 shares are Series A Common Stock, $0.00001 par value per share ("**Series A Common Stock**") and (ii) 100,000 shares are non-voting Series B Common Stock, $0.00001 par value per share ("**Series B Common Stock**"). Except as otherwise expressly provided herein or required by law, (x) each holder of outstanding shares of Series A Common Stock shall be entitled to one (1) vote in respect of each share of Series A Common Stock held thereby of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation and (y) the holders of outstanding shares of Series B Common Stock shall not be entitled to any vote whatsoever.

FIFTH: In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law.

ARTICLE I

Any repeal or modification of the foregoing provisions of this Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

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